No Act



DIVISION OF
INVESTMENT MANAGEMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ACT ICA
SECTION 17(a)
RULE
PUBLIC AVAILABILITY Jan. 2, 2008

January 2, 2008

W. John McGuire, Esq.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004

Re: STI Classic Funds (File No. 811-06557)

Dear Mr. McGuire:

Your letter of December 24, 2007 requests our assurance that we would not recommend that the Securities and Exchange Commission take any enforcement action under section 17(a)[1] of the Investment Company Act of 1940 (the "Act") if STI Classic Funds (the "Trust") and SunTrust Banks, Inc. ("SunTrust"), the parent of the Trust's investment adviser, Trusco Capital Management, Inc. (the "Adviser"), enter into the proposed transactions summarized below and more fully described in the letter.

Background

The Trust is an open-end management investment company that is registered with the Commission under the Act. The STI Classic Prime Quality Money Market Fund (the "Prime Quality Fund") and the STI Classic Institutional Cash Management Fund (the "Cash Management Fund," and together with the Prime Quality Fund, the "Funds") are portfolios of the Trust. Each Fund is a money market fund that seeks to maintain a stable net asset value per share of $1.00 and uses the amortized cost method of valuation in valuing its portfolio securities as permitted by rule 2a-7 under the Act. You state that the Funds hold notes issued by various issuers identified in Exhibits 1-7 of your letter (each a "Note" and together, the "Notes"). You state further that the credit ratings of four Note issuers have been downgraded and the ratings of nine Note issuers are being considered for downgrade by one or more nationally recognized statistical rating organizations ("NRSROs"). In addition, you state that the Adviser believes and

1 Section 17(a) and the rules thereunder provide generally that it shall be unlawful for any affiliated person of a registered investment company, or an affiliated person of such person, acting as principal, to knowingly sell any security or other property to the registered investment company.


08015621

has conveyed to each Fund's Board of Trustees that concerns about liquidity, lack of information and/or lack of support could result in the remaining Notes being downgraded.

Proposed Transactions

Cash Buyout Transaction. The Cash Management Fund holds a $40 million Note issued by K2 (USA) LLC and the Prime Quality Fund holds a $50 million Note issued by Northern Rock. You state that the market price for the K2 (USA) LLC Note is currently below its amortized cost price and is on negative watch by at least one NRSRO. You state that Northern Rock is in receivership under the Bank of England. SunTrust proposes to purchase from the Funds the two Notes for cash at each Note's amortized cost (including accrued and unpaid interest). You state that because the two notes remain Eligible Securities, as the term is defined in rule 2a-7 under the Act, the Fund may not rely on rule 17a-9 under the Act to sell the two Notes to SunTrust. You represent that each Fund's Board of Trustees has determined that disposal of the Notes in the market would not be in the best interests of the Fund and has authorized the proposed transaction as being in the best interests of the Fund and its shareholders.

SunTrust Note Agreement Transaction. SunTrust proposes to purchase the remaining Notes identified in Exhibits 1 and 3 to your letter in exchange for notes issued by SunTrust ("SunTrust Notes"). You state that each Fund would receive one SunTrust Note in exchange for the Notes in its portfolio, approximately $508 million in the Prime Quality Fund and $170 million in the Cash Management Fund. You state that each SunTrust Note will mature on June 30, 2008. You represent that:

(i) each SunTrust Note will not represent more than 5% of the total assets of each Fund (approximately 4.9% of the Prime Quality Fund and 4.3% of the Cash Management Fund);
(ii) each SunTrust Note will have a weighted average interest rate, to be reset monthly, that will be greater than or equal to the aggregate interest rates of the Notes it will be replacing;
(iii) each SunTrust Note will be fully transferable subject to compliance with rule 144 under the Securities Act of 1933 and other applicable law;
(iv) SunTrust would convey a security interest in the Notes to the Funds to secure payment of the SunTrust Notes;
(v) each SunTrust Note would be automatically paid down by an amount equal to the amortized cost (including accrued and unpaid interest) of each Note as each underlying Note matures or is sold by SunTrust;
(vi) the SunTrust Notes will be valued at amortized cost plus accrued interest in accordance with rule 2a-7 under the Act;
(vii) SunTrust has an A-1+/P-1 short-term rating and, therefore, the SunTrust Notes would be First Tier Securities as the term is defined in rule 2a-7 under the Act;
(viii) the SunTrust Notes would become immediately due and payable in the event the SunTrust short-term ratings are downgraded so that the SunTrust Notes would no longer be First Tier Securities;

(ix) the Board of Trustees of each Fund has determined that the SunTrust Notes would present minimal credit risk to the Fund, that disposal of the Notes in the market would not be in the best interests of the Fund, and that selling the Notes to SunTrust in exchange for the SunTrust Notes would be in the best interests of the Fund and its shareholders; and

(x) the proposed transaction would not require any relief from the requirements, conditions and limitations of rule 2a-7 under the Act and the Funds would at all times be in full compliance with the requirements of rule 2a-7.

On the basis of the facts and representations in your letter, we will not recommend enforcement action under section 17(a) of the Act if the Trust and SunTrust enter into the proposed transactions summarized above and more fully described in your letter.[2] You should note that any different facts or representations might require a different conclusion. Moreover, this response expresses the Division's position on enforcement action only and does not express any legal conclusions on the issues presented.[3]

Very truly yours,



Dalia Osman Blass
Senior Counsel

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[2] This letter confirms oral no-action relief provided by the undersigned to W. John McGuire on December 24, 2007.

[3] "The Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that the third party's facts and circumstances are substantially similar to those described in the underlying request for a no-action or interpretive letter." Investment Company Act Release No. 22587 (Mar. 27, 1997) n. 20. In light of the very fact-specific nature of the Funds' request, however, the position expressed in this letter applies only to the entities seeking relief, and no other entity may rely on this position. Other funds facing similar legal issues should contact the staff of the Division about the availability of no-action relief.

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel: 202.739.3000
Fax: 202.739.3001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

ICA Section 17(a)

December 24, 2007

Robert E. Plaze, Esq.
Associate Director
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: STI Classic Funds (File No. 811-06557)

Dear Mr. Plaze:

We are counsel to the STI Classic Funds (the "Trust"), a Massachusetts business trust registered with the U.S. Securities and Exchange Commission (the "Commission") as an open-end management investment company under the Investment Company Act of 1940 (the "1940 Act"). We are writing on behalf of the Trust to seek assurance from the staff of the Division of Investment Management (the "Division") that it will not recommend enforcement action to the Commission under Section 17(a) of the 1940 Act, if the Trust and SunTrust Banks, Inc. ("SunTrust"), the parent of the Trust's investment adviser, Trusco Capital Management, Inc. (the "Adviser"), enter into and carry out the arrangement described below.

Background

The STI Classic Prime Quality Money Market Fund (the "Prime Quality Fund") and the STI Classic Institutional Cash Management Money Market Fund (the "Cash Management Fund" and together with the Prime Quality Fund, the "Funds") are portfolios of the Trust and, as money market funds, seek to maintain a stable net asset value per share of $1.00 using the amortized cost method of valuing portfolio securities pursuant to Rule 2a-7 under the 1940 Act. Currently, the Funds hold notes, identified in Exhibits 1 - 7 to this letter, issued by various issuers (each a "Note" and together, the "Notes").[1] In recent weeks, the credit ratings of four issuers of the Notes have been downgraded and nine issuers are being considered for downgrade by one or more Nationally Recognized Statistical Rating Organizations. At least two of the downgraded issuers have defaulted on their Notes. In addition, the Adviser believes and has conveyed to the Board of Trustees of the Trust (the "Board") that concerns about liquidity, lack of information and/or lack of support could result in the remaining Notes being downgraded in the next few months.

1 Exhibits 1-4 contain detailed information regarding the Structured Investment Vehicles ("SIVs") that are a part of the SNA Transaction as defined below. Exhibits 5-7 contain detailed information and commentary regarding the SIVs that are a part of the cash buyout transaction.

The Notes that are under the most significant stress are those issued by SIVs. Central to the SIV operating model is the financing of long-term assets with short-term liabilities including commercial paper ("CP") and medium-term notes("MTNs"). Therefore, access to funding through CP and MTN markets is a critical factor for SIVs in maintaining normal profitable operations. The illiquidity seen in the current market makes these vehicles vulnerable to default, given that their only options are to (1) roll over, (2) refinance a major part of their maturing debt through the issuance of new CP or MTNs, or (3) liquidate the underlying assets. The inability of SIVs to issue new CP or MTNs has, in many instances, resulted in forced selling of assets at sales prices which are lower than the purchase price. This is illustrated in Exhibit 8, which shows that the fourteen SIVs held in the Funds have been forced to sell assets as evidenced by the decrease in their aggregate size from $288 billion in July 2007 to $201 billion in November 2007. Consequently, these losses erode the capital base of the SIV and place additional pressure on the SIV ratings, which will be further exacerbated by maturities in 2008. SIVs invested in structured finance assets (RMBS, CMBS, CDOs) run the highest risk of realizing losses in a forced sale.

Proposed Transaction

The Board has held several telephonic meetings to determine what action is in the best interests of the Funds and their shareholders, both in reaction to changes in specific securities' ratings and to unfavorable market conditions generally so as to fully protect the Funds.[2] The Adviser presented the Board with the possibility of SunTrust purchasing from the Funds, and retaining, all of the Notes. The Adviser is proposing that SunTrust will purchase the Notes from each Fund in exchange for either cash or a privately-placed medium-term note, as described more specifically below. The proposed approach presents a holistic solution for the Funds, fully protecting the Funds from the potential losses presented by the Notes in the current market.

- **Cash Buyout Transaction**

For the Prime Quality Fund and Cash Management Fund, SunTrust would purchase approximately $520 million and $210 million, respectively, worth of Notes of six issuers.[3] Notes of two issuers, Northern Rock and K2 Corp, are currently Eligible Securities, therefore the Fund may not rely on Rule 17a-9 under the 1940 Act to sell the Notes to SunTrust.[4] Northern Rock is in receivership under the Bank of England and has had difficulty identifying a credible purchaser. In addition, Northern Rock's issued securities are relatively illiquid at the present time. The second security, K2 Corp currently has a market price below its amortized cost price and is on negative watch by at least one Nationally Recognized Statistical Rating Organization. Subject to obtaining the no-action assurance requested in this letter, SunTrust is prepared to purchase both Notes in their entirety from the Funds for cash at each Note's amortized cost (including accrued and unpaid interest). The

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2 See STI Classic Funds (pub. avail. Oct. 26, 2007) for further discussion of steps taken by the Board.

3 The Notes of four issuers are currently no longer "Eligible Securities" as that term is used in Rule 2a-7 under the 1940 Act and will be purchased pursuant to Rule 17a-9 under the 1940 Act.

4 Rule 17a-9 under the 1940 Act exempts the purchase of certain securities from a money market fund from the restrictions of section 17(a) of the 1940 Act.

Board, including a majority of the Trustees who are not interested persons of the Trust as defined under the 1940 Act, has determined that disposal of the Notes in the market would not be in the best interests of the Funds and has authorized the proposed transaction as being in the best interests of the Funds and their shareholders.

- **SunTrust Note Agreement ("SNA") Transaction**

SunTrust would also purchase the remaining Notes identified on Exhibits 1 and 3 in exchange for notes issued by SunTrust (the "SunTrust Notes"). A separate SunTrust Note would be issued to each Fund, in amounts of approximately $508 million and $170 million, representing no more than 5% of the total assets of each Fund (approximately 4.9% of the Prime Quality Fund and 4.3% of the Cash Management Fund), with a maturity of approximately six months (June 30, 2008). The SunTrust Notes will have a weighted average interest rate, to be reset monthly, that will be greater than or equal to the aggregate interest rate of the Notes they will be replacing. The Notes would be issued and sold in reliance upon exemptions from registration under the Securities Act of 1933 (the "Securities Act"). The SunTrust Notes will be fully transferable subject to compliance with Rule 144 under the Securities Act and other applicable law. SunTrust would convey a security interest in the Notes to secure payment of the SunTrust Notes. In addition, each SunTrust Note would be automatically paid down by an amount equal to the amortized cost, plus accrued interest, of each Note as each underlying Note matures or is sold by SunTrust. In application, SunTrust shall make a prepayment of the SunTrust Note following any Scheduled Payment, Disposition or Restructuring of an underlying Note in an amount equal to one hundred percent (100%) of the amortized cost of the underlying Note subject to such Scheduled Payment, Disposition or Restructuring, plus accrued interest on such underlying Note (a "Mandatory Prepayment").[5] Each such Mandatory Prepayment of the SunTrust Note shall be made by SunTrust within one (1) business day of the related Scheduled Payment, Disposition or Restructuring, which payment shall include a statement from SunTrust setting forth in reasonable detail the calculations utilized in computing the amount of the Mandatory Prepayment.

Once part of the Funds' investment portfolio, the SunTrust Notes would be valued at amortized cost plus accrued interest in accordance with Rule 2a-7 under the 1940 Act. Although there is not expected to be an active market for the SunTrust Notes, SunTrust Bank, a bank subsidiary of SunTrust, issues comparable notes relative to quality, maturity and preference that would be an appropriate substitute for purposes of monitoring for deviation of the amortized cost price of the SunTrust Notes as reflected by current market conditions. SunTrust has an A-1+ short-term rating from Standard & Poor's Ratings Services and a P-1 short-term rating from Moody's Investors Service Inc. Therefore, each of the SunTrust Notes would be a First Tier Security as defined in Rule 2a-7 and would thus be an Eligible Security. In the event the SunTrust short-term ratings are

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[5] "Scheduled Payment" means payment in full by the issuer of an underlying Note on the maturity date of such underlying Note. "Disposition" means the sale, transfer or other disposition by SunTrust of any underlying Note. "Restructuring" means any exchange of an underlying Note for one or more other securities, assets or cash, including, without limitation, a "vertical slice" transaction, or the final payment by the underlying note issuer of a Security in an amount less than the amortized cost thereof.

later downgraded so that the SunTrust Notes would no longer be First Tier Securities, the SunTrust Notes would immediately become due and payable.

The Board, including a majority of the Trustees who are not interested persons of the Trust as defined under the 1940 Act, determined, in the exercise of their business judgment, that the SunTrust Notes would present minimal credit risk to the Funds. Given that there is a limited market for the Notes, the Board, including a majority of the Trustees who are not interested persons of the Trust as defined under the 1940 Act, also determined that disposal of the Notes in the market would not be in the best interests of the Funds and selling the Notes to SunTrust in exchange for one or more SunTrust Notes would be in the best interests of the Funds and their shareholders.

Need for Relief

The Adviser is an "affiliated person" of the Funds under Section 2(a)(3)(E) of the 1940 Act. SunTrust is an "affiliated person of an affiliated person" of the Funds under Section 2(a)(3) of the 1940 Act, because it is the parent company of the Adviser to the Funds. The issuance of the SunTrust Notes to the Funds in exchange for the Funds' securities under the proposed arrangement could be deemed to fall within Section 17(a)(1) of the 1940 Act, which makes it unlawful for any affiliated person of a registered investment company (or any affiliated person of such person) acting as principal to knowingly sell any property to the investment company. Similarly, the acquisition of the Notes by SunTrust, in exchange for either cash or the SunTrust Notes, would fall within Section 17(a)(2) of the 1940 Act, which makes it unlawful for any affiliated person of a registered investment company (or any affiliated person of such person) acting as principal to knowingly purchase any property from the investment company.

As stated above, because certain of the purchases would not be paid in cash, and because certain Notes may still be Eligible Securities, the Fund would not be able to rely entirely on Rule 17a-9 under the 1940 Act, which permits an affiliate to purchase a security held by a money market fund that is no longer an Eligible Security. In all other respects the proposed transaction would comply with Rule 17a-9. In particular, as required by Rule 17a-9, the purchase price for each Note would be equal to the greater of the Note's amortized cost or market price, in each case including accrued interest.

Compliance with Rule 2a-7

Finally, because each SunTrust Note would not represent more than 5% of each Fund's total assets, would be a First Tier Eligible Security, and would have a maturity of less than 397 days, the proposed arrangement would not require any relief from the requirements, conditions and limitations found in Rule 2a-7 under the 1940 Act. In fact, both Funds would at all times be in full compliance with the requirements of Rule 2a-7.

Request for Relief

For the above reasons, we request that the staff confirm that it would not recommend any enforcement action to the Commission under Section 17(a) of the 1940 Act if the Trust were to enter into the proposed arrangement with SunTrust.

We would appreciate having the opportunity to discuss this matter further if the staff is considering a negative response to this request. Please telephone the undersigned at (202) 739-5654 if you have any questions.

Sincerely,



W. John McGuire

Attachments

cc: Richard W. Grant, Esq.

Exhibit 1
Analysis of SIV Notes Exchanged for SunTrust Issued Note
STI Classic Institutional Cash Money Market Fund

CUSIP	Issuer	Face/Par	Amortized Cost	MV	Current Interest Rate	Accrued Interest (Assuming 12/21 settlement)
12500GWP5	CC USA INC.	35,000,000.00	34,998,308.66	34,707,750.00	4.74	129,067.36
8265Q0VB5	SIGMA FINANCE INC.	35,000,000.00	34,999,807.69	34,926,850.00	4.32	311,402.78
8265Q0VK5	SIGMA FINANCE INC.	50,000,000.00	49,999,725.27	49,895,500.00	4.32	444,861.11
96335WFZ1	WHISTLEJACKET CAP LLC.	50,000,000.00	49,998,087.43	49,554,000.00	4.31	384,250.00
TOTAL		170,000,000.00	169,995,929.05	169,084,100.00	4.40	1,269,581.25

Concentration Analysis		Market Value as of 12/20/07	SNA as a % of Total fund Assets
	Total Fund Assets	3,948,690,746.48	4.34%

Interest Rate Analysis	1 month LIBOR (12/20/2007)	Wtd Avg Int Rate of SIV Securities	LIBOR Spread
	4.89	4.40	(0.49)

Exhibit 2
Investment Thesis for Removing SIVs
Classic Institutional Cash Money Market Fund

CUSIP	Issuer	Comments
12500GWP5	CC USA INC.	Citi-sponsored: Current NAV: 60% Normal Operating State as of 11/30/07
8265Q0VB5	SIGMA FINANCE INC.	Gordian Knot: One of the largest SIV programs. No large sponsor. NAV 78% Normal Operating State
8265Q0VK5	SIGMA FINANCE INC.	See above.
96335WFZ1	WHISTLEJACKET CAP LLC.	Standard Chartered: Longer dated maturities could become subordinate to earlier maturities (time subordination). NAV 57.8% Normal Operating State.

Exhibit 3
Analysis of SIV Notes Exchanged for SunTrust Issued Note
STI Classic Prime Quality Money Market Fund

CUSIP	Issuer	Face/Par	Amortized Cost	MV	Current Interest Rate	Accrued Interest (Assuming 12/21 settlement)
08658APE9	BETA FINANCE VRN 04/03/08	50,000,000.00	49,998,374.32	49,730,500.00	3.42	446,120.55
48273PRD7	K2 USA LLA VRN 01/30/08	50,000,000.00	50,000,000.00	49,888,000.00	3.44	283,946.58
8265Q0WR9	SIGMA FIN VRN 04/03/08	25,000,000.00	24,999,187.16	24,843,250.00	3.44	223,998.63
48273PRJ4	K2 (USA) LLC VRN 03/03/08	50,000,000.00	49,998,804.35	49,825,500.00	3.42	99,119.18
8265Q0ND0	SIGMA FIN VRN 01/25/08	65,000,000.00	65,001,107.00	64,815,400.00	5.07	549,656.25
23002RFZ8	CULLINAN 5.345% 05/15/08	43,000,000.00	43,000,000.00	42,605,260.00	5.35	1,423,700.14
98931XAF2	ZELA FIN 5.34% 05/29/08	50,000,000.00	50,000,000.00	50,000,000.00	5.34	1,550,083.33
98931XAG0	ZELA FIN 5.42% 06/13/08	75,000,000.00	75,000,000.00	74,061,000.00	5.42	2,190,583.33
96335WFN8	WHISTLEJCKT VRN 01/14/08	100,000,000.00	99,998,937.32	99,901,000.00	4.32	930,861.11
TOTAL		508,000,000.00	507,996,410.15	505,669,910.00	4.46	7,698,069.10

Concentration Analysis		Market Value as of 12/20/07	SNA as a % of Total fund Assets
	Total Fund Assets	10,458,224,571.44	4.93%

Interest Rate Analysis	1 month LIBOR (12/20/2007)	Wtd Avg Int Rate of SIV Securities	LIBOR Spread
	4.89	4.46	(0.43)

Exhibit 4
Investment Thesis for Removing SIVs
STI Classic Prime Quality Money Market Fund

CUSIP	Issuer	Comments
08658APE9	BETA FINANCE VRN 04/03/08	Citi-sponsored: Without a 100% backing from Citi, this program has a high likelihood of being downgraded in 2008. NAV 60% Normal Operating State
48273PRD7	K2 USA LLA VRN 01/30/08	Dresdner: Program manager has provided very little in the way of public support for SIV program. NAV 73% Normal Operating State
8265Q0WR9	SIGMA FIN VRN 04/03/08	Gordian Knot: One of the largest SIV programs. No large sponsor. NAV 78% Normal Operating State
48273PRJ4	K2 (USA) LLC VRN 03/03/08	See above
8265Q0ND0	SIGMA FIN VRN 01/25/08	See above
23002RFZ8	CULLINAN 5.345% 05/15/08	HSBC: Longer term maturities may become subordinate to shorter maturities (time subordination). NAV 56.8% Normal Operating State
98931XAF2	ZELA FIN 5.34% 05/29/08	Citi-sponsored: Without a 100% backing from Citi, this program has a high likelihood of being downgraded in 2008. NAV 61% Normal Operating State
98931XAG0	ZELA FIN 5.42% 06/13/08	See above
96335WFN8	WHISTLEJCKT VRN 01/14/08	Standard Chartered: Longer dated maturities could become subordinate to earlier maturities (time subordination). NAV 57.8% Normal Operating State.

Exhibit 5
Detailed Information Regarding Cash Buyout of Securities
Classic Institutional Cash Money Market Fund

Security Number	Security Description	Face/Par	Amortized Cost (Base)	Amortized Price	Trade MV (Base)	Unrealized Gain / (Loss)	12/20/2007 Price (from price file)	Rating	Status	Accrued Income	Interest Recievable	Total
05461FAD9	AXON FINANCIAL FND LLC	50,000,000.00	50,000,000.00	100.00	49,797,950.00	(202,050.00)	99.60	B2	default	159,291.72	216,111.04	375,402.76
48273PRD7	K2 (USA) LLC	40,000,000.00	40,000,000.00	100.00	39,936,400.00	(63,600.00)	99.84	Aaae	operating	227,157.26		227,157.26
68627RAM2	ORION FINANCE.	50,000,000.00	50,000,000.00	100.00	48,966,500.00	(1,033,500.00)	97.93	Aaae	operating	48,276.96		48,276.96
85431AJM0	STANFIELD VICTORIA LLC.	35,000,000.00	35,000,000.00	100.00	34,861,750.00	(138,250.00)	99.61	Aaa	operating	264,881.94		264,881.94
85431AKS5	STANFIELD VICTORIA LLC.	35,000,000.00	34,998,569.48	100.00	34,407,450.00	(591,119.48)	98.31	Aaa	operating	152,006.94		152,006.94
TOTAL		210,000,000.00	209,998,569.48		207,970,050.00	(2,028,519.48)				851,614.82	216,111.04	1,067,725.86

Exhibit 6
Detailed Information Regarding Cash Buyout of Securities
STI Classic Prime Quality Money Market Fund

Security Number	Security Description	Face/Par	Amortized Cost (Base)	Amortized Price	Trade MV (Base)	Unrealized Gain / (Loss)	12/20/2007 Price (from price file)	Rating	Status	Accrued Income	Interest Recievable	Total
05461FAS6	AXON FIN FDG VRN 05/20/08	50,000,000.00	50,000,000.00	100.00	50,000,000.00	-	100.00	B2	default	197,083.35	1,405,208.65	1,602,292.00
05461FAZ0	AXON FIN FDG VRN 05/27/08	20,000,000.00	19,999,907.16	100.00	20,000,000.00	92.84	100.00	B2	default	66,933.31	274,750.02	341,683.33
16705EDR1	CHEYNE FIN VRN 01/14/08	50,000,000.00	49,999,596.03	100.00	49,999,596.03	-	100.00	B2	default	421,354.40	-	421,354.40
16705EDV2	CHEYNE FIN VRN 01/25/08	30,000,000.00	29,999,712.33	100.00	29,999,712.33	-	100.00	B2	default	178,483.42	-	178,483.42
68627RAJ9	ORION FIN VRN 06/04/08	40,000,000.00	40,000,000.00	100.00	39,285,200.00	(714,800.00)	98.21	Aaae	operating	96,545.83		96,545.83
68627RAK6	ORION FINAN 5.35 06/06/08	40,000,000.00	40,000,000.00	100.00	39,331,200.00	(668,800.00)	98.33	Aaae	operating	1,177,000.00		1,177,000.00
68627RAL4	ORION FINAN VRN 06/16/08	75,000,000.00	75,000,000.00	100.00	73,521,750.00	(1,478,250.00)	98.03	Aaae	operating	363,281.25		363,281.25
85431AJP3	STANFLD VIC VRN 01/25/08	75,000,000.00	74,999,642.37	100.00	74,712,000.00	(287,642.37)	99.62	Aaa	operating	449,613.70		449,613.70
85431AKU0	STANFLD VIC 5.43 06/09/08	90,000,000.00	90,000,000.00	100.00	87,878,700.00	(2,121,300.00)	97.64	Aaa	operating	2,687,850.00		2,687,850.00
66567EBE4	NRTHN ROCK VRN 09/04/08	50,000,000.00	50,000,000.00	100.00	49,597,000.00	(403,000.00)	99.194	Aa3e	Govt supported	138,954.10		138,954.10
TOTAL		470,000,000.00	469,998,857.89		464,728,158.36	(5,270,699.53)				5,777,099.36	1,679,958.67	7,457,058.03

Exhibit 7
Investment Thesis for Removing SIVs
Classic Institutional Cash Money Market Fund & STI Classic Prime Quality Money Market Fund

Issuer	Comments
CHEYNE FINANCE	• Sub-note NAV deterioration triggered an Enforcement event on September 28th and then an Insolvency event on October 18th, accelerating all senior notes. • Restructuring proposals being considered from two financial institutions. • Securities will likely be exchanged for non-2(a)7 eligible securities. • No secondary market trading for securities.
AXON FINANCIAL	• Sub-note NAV deterioration triggered an Enforcement on October 23rd and then an Insolvency event on November 19th, accelerating all senior notes. • Bank of New York, as Trustee, and as Receiver, initiated and a vote by Senior Noteholders has removed Axon Financial as investment manager. Stone Tower Debt Advisors LLC is in final negotiations to be hired as enforcement manager. • Securities will likely be exchanged for non-2(a)7 eligible securities. • No secondary market trading for securities.
ORION FINANCE	• A ratings downgrade by Moody's on November 30th triggered an Enforcement event effective December 4th. An Insolvency event has not been declared and senior liabilities continue to be paid as they mature through asset sales. • Bank of New York took charge of the program following the Enforcement event. • Eiger Capital has publicly stated that the market value of the assets is insufficient to cover existing senior liabilities. • No secondary market trading for securities.
VICTORIA FINANCE	• Has not entered into an Enforcement nor Insolvency operating state. • In advance of a probable Enforcement event, Ceres Capital, the investment manager, submitted a proposal to change the Security Agreement. • No NAV trigger, but a ratings downgrade is likely to trigger event sooner, rather than later. • Ceres Capital submitted three proposals to be considered for restructuring. These proposals will either involve an Enforcement Event or the exchange of non-2(a)7 eligible assets.
NORTHERN ROCK	• In receivorship under the Bank of England. • High degree of mortagage exposure on their balance sheet. • Currently in an auction process and is having difficulty finding a credible purchaser.

Exhibit 8

Total Values of SIV Programs for Issues Held in the STI Classic Prime Quality MM Fund and the Classic Institutional Cash Management MM Fund

($ in billions)

ISSUER	JULY 07	NOV 07
CHEYNE FINANCE	9.8	5.9
AXON FINANCIAL	13.2	8.3
ORION FINANCE	2.5	0.8
VICTORIA FUNDING	14.2	6.2
SIGMA FINANCE	56.8	51.4
CULLINAN FINANCE	42.2	34.0
WHISTLEJACKET	15.0	9.6
K2	36.8	24.6
BETA	22.6	14.6
CENTAURI	24.3	15.2
DORADA	15.2	8.5
FIVE FINANCE	14.3	10.3
SEDNA FINANCE	17.1	9.6
ZELA FINANCE	4.9	2.5
TOTAL	288.8	201.4

END